
February 13, 2023

Brian Carrico
Chief Executive Officer
Neuraxis, Inc.
11550 N. Meridian Street, Suite 325
Carmel, IN 46032

> **Re: Neuraxis, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 13, 2023**
> **File No. 333-269179**

Dear Brian Carrico:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2023 letter.

Registration Statement on Form S-1 Amendment No. 3 filed February 13, 2023

Cover Page

1.   Please revise the heading on your cover page which lists the securities to be registered to also list the shares of common stock issuable upon the exercise of the warrants. In this regard, we note your statements on page 8 that these underlying shares are also being registered pursuant to the registration statement.

        You may contact Gary Newberry at 202-551-3761 or Lynn Dicker at 202-551-3616 if
you have questions regarding comments on the financial statements and related matters. Please
contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Tom Twedt